UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAP VII ACQUISITION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

Triumph Small Cap Fund, Inc.
68 South Service Road
Melville, New York 11747
Tel: (631) 465-2180
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Triumph Small Cap Fund, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (based on 2,500,000 shares of Common Stock issued and outstanding)
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth Orr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ Y]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,500,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (based on 2,500,000 shares of Common Stock issued and outstanding)
14.	TYPE OF REPORTING PERSON CO

 (i) Mr. Orr has sole voting and dispositive power over the shares held by Triumph Small Cap Fund, Inc.

Item 1. Security and Issuer

The name of the issuer is Map VII Acquisition, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 68 South Service Road, Melville, New York 11747. This statement relates to the Company’s common stock, $0.0001 par value per share.

Item 2. Identity and Background.

(a) This statement is being filed jointly by Triumph Small Cap Fund, Inc. (“Triumph”) and Kenneth Orr (“Orr”) (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 68 South Service, Rd., Melville, NY 11747.

(c) Triumph and Orr are engaged in the business of making investments.

(d) Neither of the Reporting Persons have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) On November 10, 1999 the Securities and Exchange Commission filed a civil action in federal district court against Kenneth Orr, the President of the Reporting Person, and sixteen other defendants, charging Mr. Orr with violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Exchange Act of 1934 (SEC v. Curtis, et al., 99 Civ 7357 (E.D.N.Y)(“Curtis”). On September 13, 2002, the United States Court for the Eastern District of New York entered a Final Judgment of Permanent Injunction and Other Relief as to Mr. Orr in Curtis, permanently enjoining Orr from future violations of Section 17(a) of the Securities Act, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, ordering Orr to disgorge $55,000 in ill-gotten gains, approximately $44,000 in prejudgment interest, and post-judgment interest, and ordering Orr to pay a civil penalty of $55,000. Orr consented to the entry of the final judgment without admitting or denying the allegations in the Commission's Complaint. Additionally, on January 3, 2002, Orr pleaded guilty to one count of conspiracy to launder money. United States v. Orr, 99 CR 1019 (E.D.N.Y). On May 21, 2002, a judgment in the criminal case was entered against Orr. He was sentenced to three years of probation and ordered to pay a $3,000 fine. In December 2004, Mr. Orr consented to the entry of an Order Making Findings and Imposing Remedial Sanctions pursuant to Section 15(b) of the Securities Exchange Act of 1934. In connection therewith, Mr. Orr was barred from association with any broker or dealer, without reapplying. Any reapplication or reentry by Mr. Orr will be subject to applicable laws and regulations. Mr. Orr has determined not to reapply or seek reentry.

(f) Triumph is incorporated under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this statement pursuant to a Stock Purchase Agreements, dated December 27, 2007, by and among Company, certain shareholders and the Reporting Person (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Reporting Person paid a sum of $30,000 in exchange for a total of 2,500,000 shares of Company Common Stock (the “Shares”). Of the Shares, 2,500,000 shares were transferred to the Reporting Person in consideration of the funds they had advanced. The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by the Company on January 3, 2008.

Item 4. Purpose of Transaction.

The Reporting Person has acquired its holdings from certain shareholders concurrent with the purchase of the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to Company’s board of directors which were more fully described in the Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Persons is the beneficial owner of 2,500,000 shares, representing 100% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 2,500,000 shares.

(c)	The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by Company on January 3, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 16, 2008

Triumph Small Cap Fund, Inc. By:_/s Kenneth Orr Name: Kenneth Orr Title: /s Kenneth Orr Kenneth Orr